Sound Point Floating Rate 2023 Target Term Fund

375 Park Avenue

33rd Floor

New York, New York 10152

August 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Re:	Sound Point Floating Rate 2023 Target Term Fund (File Nos. 333-208483 and 811-23119):

Request for Withdrawal of Registration Statement on Form N-2

Ms. Dubey:

Sound Point Floating Rate 2023 Target Term Fund (the “Fund”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Fund’s filings on Form N-2 and Form N-2/A, which were filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 11, 2015 (Accession No. 0001193125-15-401257) and June 30, 2016 (Accession No. 0001193125-16-638488), respectively (together, the “N-2 Filing”). The Fund is requesting that the N-2 Filing be withdrawn because the Fund has decided not to proceed with the offering of the shares described in the N-2 Filing.

The N-2 Filing has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the N-2 Filing. Therefore, it is in the best interest of the Fund and the public that the N-2 Filing be withdrawn. It is the Fund’s understanding that this application for withdrawal of the N-2 Filing be deemed granted as of the date it is filed with the SEC unless the Fund receives notice from the SEC that this application will not be granted.

If you have any questions regarding this filing, please contact Mana Behbin at 202.373.6599 or Monica Parry at 202.373.6179.

Sound Point Floating Rate 2023 Target Term Fund

By:	/s/ Stephen Ketchum

Name:	Stephen Ketchum
Title:	President